UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Second Quarter 2024 Results of International Game Technology PLC

On July 30, 2024, International Game Technology PLC (NYSE:IGT) (the "Company") reported results for the quarter ended June 30, 2024.

On July 30, 2024, the Company also announced that the Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on August 27, 2024 to holders of record as of the close of business on August 13, 2024.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Reports Second Quarter 2024 Results" dated July 30, 2024
99.2	Presentation "International Game Technology PLC 2024 Second Quarter Results period ended June 30, 2024," dated July 30, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Reports Second Quarter 2024 Results" dated July 30, 2024
99.2	Presentation "International Game Technology PLC 2024 Second Quarter Results period ended June 30, 2024," dated July 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4